Franklin Templeton Trust

One Franklin Parkway, San Mateo, CA 94403-1906

April 5, 2021

Filed via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Ms. Karen Rossotto

Subject:      Franklin Templeton Trust (the “Trust”)
(File Nos. 811-23471; 333-233596)

Dear Ms. Rossotto:

Pursuant to Rule 461 under the Securities Act of 1933 (“1933 Act”), the Trust respectfully requests that the effectiveness of the Trust’s Registration Statement that was most recently amended by Pre-Effective Amendment No. 5 under the 1933 Act, as filed with the Securities and Exchange Commission on April 1, 2021, be accelerated to the earliest practicable time on Tuesday, April 6, 2021 or as soon as practicable thereafter.

Franklin Templeton Distributors, Inc., the principal underwriter to the Trust, has also signed this letter requesting effectiveness.

Please contact Brenden P. Carroll at Dechert LLP at (202) 261-3458 with any comments or questions concerning this correspondence.

Very truly yours,

Franklin Templeton Trust	Franklin Templeton Distributors, Inc.

By: /s/ Navid J. Tofigh	By: /s/ Steven J. Gray
Name: Navid J. Tofigh	Name: Steven J. Gray
Title: Vice President and Secretary	Title: Vice President and Assistant Secretary

cc:        Brenden P. Carroll, Dechert LLP

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